UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A. Name of issuer or person filing (“Filer”): Glass House Brands Inc.

B. (1) This is [check one]:

☒ an original filing for the Filer.

☐ an amended filing for the Filer.

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Glass House Brands Inc.
Form type:	Registration Statement on Form F-10
File Number (if known):	333-297455
Filed by:	Glass House Brands Inc.
Date Filed:	July 14, 2026 (filed concurrently with Form F-10)

D. The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

3645 Long Beach Blvd.

Long Beach, California 90807

(562) 264-5078

E. The Filer designates and appoints Kyle D. Kazan (“Agent”) located at:

Kyle D. Kazan

Glass House Brands Inc.

3645 Long Beach Blvd.

Long Beach, California 90807

(212) 299-7670

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the United States Securities and Exchange Commission (the “Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

(a) The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

(c) The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, United States of America, on this 14th day of July, 2026.

Filer:	GLASS HOUSE BRANDS INC.

	By:	/s/ Kyle D. Kazan
Name: Kyle D. Kazan
Title: Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Kyle D. Kazan
(Agent for Service)

By:	/s/ Kyle D. Kazan
Capacity: Authorized Agent for Service of Process in the United States
Date: July 14, 2026